



SEC Mail Processing   SEC   18006567

AUG 29 2018   **ANNUAL AUDITED REPORT**
                     FORM X-17A-5
Washington, DC   **PART III**

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SEC FILE NUMBER
8- 14299

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____07/01/17_____ AND ENDING _____06/30/18_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilson-Davis & Company, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

236 South Main Street
                              (No. and Street)

Salt Lake City   Utah   84101
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lyle W. Davis   (801) 532-1313
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
                 (Name – if individual, state last, first, middle name)

50 West Broadway Suite #600   Salt Lake City   Utah   84101
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

WILSON-DAVIS & COMPANY, INC.

FORM X-17A-5

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED JUNE 30, 2018

WILSON-DAVIS & COMPANY, INC.

TABLE OF CONTENTS



**Haynie &
Company**

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Wilson-Davis & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wilson-Davis & Company, Inc. (the Company) as of June 30, 2018, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilson-Davis & Company, Inc. as of June 30, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wilson-Davis & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I – Computation Of Net



Capital, Schedule II – Reconciliation To Respondent's Unaudited Computation, Schedule III – Computation For Determination Of Reserve Requirements For Broker-Dealers Under Rule 15c3-3, Schedule IV – Reconciliation Of Computation For Determination Of Reserve Requirements Under Rule 15c3-3, and Schedule V – Information For Possession Or Control Requirements Under Rule 15c3-3, (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Wilson-Davis & Company, Inc.'s financial statements. The Supplemental Information is the responsibility of the Wilson-Davis & Company, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplemental information contained in Schedule I – Computation Of Net Capital, Schedule II – Reconciliation To Respondent's Unaudited Computation, Schedule III – Computation For Determination Of Reserve Requirements For Broker-Dealers Under Rule 15c3-3, Schedule IV – Reconciliation Of Computation For Determination Of Reserve Requirements Under Rule 15c3-3, and Schedule V – Information For Possession Or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company
Salt Lake City, Utah
August 28, 2018

We have served as Wilson-Davis & Company, Inc.'s auditor since 2016.

OATH OR AFFIRMATION

I, __Lyle W. Davis__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Wilson-Davis & Company, Inc.__ , as
of __June 30__ , 20_18_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

JOI STUKER
NOTARY PUBLIC - STATE OF UTAH
My Comm. Exp. 11/16/2019
Commission # 686328

_____
Signature

__Chairman/Treasurer__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2018

ASSETS

Current assets:

Cash and cash equivalents	$ 5,939,348
Cash segregated in accordance with Federal regulations	15,100,000
Receivables from broker dealers and clearing organization	1,205,566
Receivables from customers, net of allowance for doubtful accounts of $25,000	395,813
Trading securities, at market value	141,781
Commissions receivable	44,044
Total current assets	22,826,552
Cash deposits with clearing organization and other broker dealers	2,036,258
Deferred income tax asset	10,000
Property and equipment, at cost, less accumulated depreciation and amortization of $280,080	23,825
Other assets	246,698
Total assets	$ 25,143,333

Continued - next page

The accompanying notes are an integral part
of the financial statements.

Continued -

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Payables to customers	$ 17,946,841
Accounts of and payables to officers and directors	1,822,944
Accounts payable and accrued expenses	665,322
Commissions, payroll and payroll taxes payable	489,029
Income taxes payable	88,376
Payables to broker dealers and clearing organization	67,984
Current portion of note payable	7,495
Total current liabilities	21,087,991

Long-term liabilities:

Subordinated borrowings from officers and directors	650,000
Trading account deposit	100,000
Note payable	3,963
Total long-term liabilities	753,963
Total liabilities	21,841,954

Stockholders' equity:

Common stock, $.10 par value, 1,000,000 shares authorized, 410,000 shares issued and outstanding	41,000
Additional paid-in capital	303,837
Retained earnings	2,956,542
Total stockholders' equity	3,301,379
Total liabilities and stockholders' equity	$ 25,143,333

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2018

Revenues:

Commissions	$ 9,909,480
Net gains on firm trading accounts	100,823
Gain on sale of assets	31,471
Other	366,872
Total revenues	10,408,646

Expenses:

Compensation, payroll taxes and benefits	6,916,490
Communications	875,422
Regulatory, professional fees and related expenses	343,517
Occupancy and equipment	158,217
Data processing and clearing costs	125,050
Transfer fees	81,178
Bank charges	56,466
Interest	33,008
Other expense	141,662
Total expenses	8,731,010
Income before income taxes	1,677,636
Income tax expense	586,076
Net income	$ 1,091,560

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2018

Cash Flows from Operating Activities:

Net income		$ 1,091,560
Noncash revenue and expense adjustments:		
Depreciation and amortization expense	44,355	
Change in deferred income taxes	266,900	
Noncash regulatory fine assessment	15,000	
Gain on sale of assets	(31,471)	
(Increase) decrease in assets:		
Cash segregated in accordance with Federal regulations	(6,500,000)	
Cash deposits with clearing organization and other broker dealers	(500,047)	
Receivables from broker dealers and clearing organization	(399,870)	
Trading securities, at market value	(29,498)	
Commissions receivable	(26,552)	
Receivables from customers	(2,133)	
Other assets	(15,705)	
Increase (decrease) in liabilities:		
Payables to customers	8,170,829	
Accounts payable and accrued expenses	343,025	
Commissions, payroll and payroll taxes payable	225,688	
Accounts of and payables to officers and directors	223,853	
Trading account deposits	100,000	
Income taxes payable	81,128	
Payables to broker dealers	64,397	2,029,899
Net cash provided by operating activities		3,121,459

Cash Flows from Investing Activities:

Proceeds on disposal other investments	63,911	
Cash paid for purchase of other investments	(2,428)	
Net cash provided by investing activities		61,483

Cash Flows from Financing Activities:

Principal payments on long-term debt	(3,542)	
Net cash (used for) financing activities		(3,542)

Net increase in cash and cash equivalents	3,179,400
Cash and cash equivalents at beginning of year	2,759,948
Cash and cash equivalents at end of year	$ 5,939,348

Continued - next page

The accompanying notes are an integral part
of the financial statements.

Continued -

Supplemental disclosures of cash flow information:

1. Cash paid for:

Interest	$ 65,508
Income taxes	$ 238,048

2. Schedule of Non-cash Transactions:

   a. Fixed assets with a cost of $19,793 and accumulated depreciation of $19,073 were disposed of during the year ended June 30, 2018. No proceeds on disposal were received.

   b. Fixed assets with a cost of $24,035 and accumulated depreciation of $24,035 were reclassified as idle equipment during the year ended June 30, 2018.

   c. During the year ended June 30, 2018, the Company financed a portion of a fine assessed by FINRA totaling $15,000 (see note 6).

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances - July 01, 2017	$ 41,000	$ 303,837	$ 1,864,982	$ 2,209,819
Increased by:				
Net income	--	--	1,091,560	1,091,560
Balances - June 30, 2018	$ 41,000	$ 303,837	$ 2,956,542	$ 3,301,379

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2018

Subordinated Borrowings; July 01, 2017	$ 650,000
Issuance of new loan	--
Principal payments on loans	--
Subordinated Borrowings; June 30, 2018	$ 650,000

The accompanying notes are an integral part
of the financial statements.

10

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.   Nature of Business

The Company is a securities broker and dealer, dealing in over-the-counter and listed securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Revenue is derived principally from trading in securities for its own account and for the accounts of customers for which a commission is received.

The Company has operations in Utah, Arizona, California, Colorado, Florida, Idaho, New Jersey, New York, Oklahoma and Texas. Transactions for customers are principally in the states where the Company operates, however, some customers are located in other states in which the Company is registered. Principal trading activities are conducted with other broker dealers throughout the United States.

b.   Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting whereby all revenues are recorded when earned and all expenses are recorded when incurred.

c.   Securities Transactions

Securities transactions and the related commission revenue are recorded in the accounts on a trade date basis, which is the day the transaction is executed. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded at net (see note 3).

d.   Cash and Cash Equivalents

Cash and cash equivalents consist of cash in the Company's bank accounts and any highly liquid investments with an initial maturity of three months or less.

e.   Trading Securities

Securities held in the Company's trading account and trading securities sold not yet purchased, consist primarily of over-the-counter securities and are valued based upon quoted market prices. The value of securities that are not readily marketable are estimated by management based upon quoted prices, the number of market makers, trading volume and number of shares held. Unrealized gains and losses are reflected in income in the financial statements.

f.   Furniture, Equipment and Depreciation

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on furniture and equipment is provided using accelerated and straight-line methods over expected useful lives of three to seven years.

g.   **Income Taxes**

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax expense or benefit is provided based upon the financial statement earnings of the Company. The allowance for doubtful accounts is deductible for financial statement purposes, but not for tax purposes. Depreciation expense is recognized in different periods for tax and financial accounting purposes due to the use of accelerated depreciation methods for income tax purposes. Net operating losses that cannot be carried back can be carried forward to future periods. The tax effects of such differences are reported as deferred income taxes in the financial statements.

h.   **Fair Value of Financial Instruments**

FASB ASC 825-10 *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, receivables, accounts payable and accrued expenses approximate carrying value, principally because of the short maturity of those items.

i.   **Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions regarding trading securities, depreciation and other matters that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

2.   **CASH SEGREGATED IN ACCORDANCE WITH FEDERAL REGULATIONS**

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to customers' transactions and credit balances, on a settlement date basis. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of June 30, 2018 was calculated to be $16,595,007. The Company had $15,100,000 cash on deposit in the reserve account, which was $1,495,007 less than the amount required. On July 2, 2018 the Company deposited $1,700,000 to the reserve account in accordance with the rule which created an excess of $204,993.

3.   **RECEIVABLES AND PAYABLES WITH BROKER DEALERS AND CLEARING ORGANIZATION**

At June 30, 2018, amounts receivable and payable with broker dealers and the clearing organization include:

	Receivables	Payables
Due from or to the clearing organization, net	$ 521,524	$ 4,764
Fails to deliver and receive	684,042	63,220
Totals	$ 1,205,566	$ 67,984

4.   CUSTOMER RECEIVABLES AND PAYABLES

Accounts receivable from and payable to customers at June 30, 2018 include only cash accounts. Securities owned by customers are held as collateral for any unpaid amounts. Such collateral is not reflected in the financial statements. The Company provides an allowance for doubtful accounts, as needed, for accounts in which collection is uncertain. Management periodically evaluates each account on a case-by-case basis to determine impairment. Accounts that are deemed uncollectible are written off to bad debt expense. Bad debt expense and trading error adjustments for the year ended June 30, 2018 were $105,697.

5.   PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classifications as follows:

Equipment	$ 87,874
Leasehold improvements	79,455
Software	92,995
Furniture and fixtures	43,581
	303,905
Less accumulated depreciation and amortization	(280,080)
	$ 23,825

Depreciation expense for the year ended June 30, 2018 was $44,355.

6.   LONG-TERM DEBT

Long-term debt consisted of the following at June 30, 2018:

Note payable to FINRA, due in monthly installments of $675 including interest at 7.50% per annum through December 2019, unsecured	$ 11,458
Less: current portion	(7,495)
Long-term debt	$ 3,963

The annual maturities of long-term debt are as follows:

Year Ending June 30

2019	$ 7,495
2020	3,963
Total	$ 11,458

7.   SUBORDINATED LOAN AGREEMENTS

The Company has entered into six subordinated loan agreements totaling $650,000, all of which is payable to current and former officers and directors of the Company. The agreements renew annually and provide for interest at 5% per annum. The Company anticipates that all notes will be renewed for additional one year periods, unless circumstances or Company requirements change. The loan principal and interest are unsecured and subordinated in right of payment to all claims of present and future creditors of the Company.

The subordinated loan agreements have been approved by the Financial Industry Regulatory Authority (FINRA) and are available for computing net capital under the Securities and Exchange Commission's uniform net capital rule (see note 14). To the extent that the borrowings are required for compliance with the minimum net capital requirements, they may not be repaid.

The carrying amounts of subordinated loan agreements approximate their fair value because of the short maturity of the instruments.

8. **INCOME TAXES**

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes which are due currently and for deferred taxes which relate to timing differences for the expense recognition of the allowance for doubtful accounts, depreciation and net operating loss carryforwards. Income tax expense computed at statutory rates consists of the following:

Federal income tax expense	$ 252,465
State and local income and franchise taxes	66,711
Change in deferred taxes for current year timing differences	266,900
Income tax expense	$ 586,076

The actual tax expense differs from the "expected" tax expense computed by applying the U.S. corporate rate of 21 percent as follows:

Computed "expected" federal tax expense	$ 352,304
Computed "expected" state tax expense	83,882
Computed "expected" state tax deduction	(17,615)
Effect of actual tax rate vs. "expected" tax rate	163,180
Impact of non-deductible expenses	421
Impact of income tax rate change on deferred income taxes	3,904
Income tax expense	$ 586,076

Using the applicable combined Federal and state tax rate of 26%, the deferred tax assets and liabilities are as follows:

	Amount	Rate	Tax
Deferred income tax asset			
Allowance for doubtful accounts	$ 25,000	26%	$ 6,500
Book depreciation in excess of tax depreciation	$ 5,032	26%	1,350
State net operating loss carryforwards	$ 43,000	5%	2,150
			$ 10,000

In November 2015, the Financial Accounting Standards Board (FASB) issued ASU No. 2015-17, "Income Taxes (Topic 740) – Balance Sheet Classification of Deferred Taxes", which requires non-public companies to report their deferred tax liabilities and deferred tax assets, together as a single noncurrent item on their classified balance sheet for annual reporting periods beginning after December 15, 2017. The Company elected to adopt ASU 2015-17 early as permitted by the standard. The adoption of ASU 2015-17 did not have a material impact on the Company's balance sheet.

The FASB has released accounting standards which require reporting entities to utilize different recognition thresholds and measurement requirements for uncertain tax positions than previously required. The Company has no uncertain tax positions that qualify for recognition or disclosure in the financial statements.

Notes to Financial Statements – continued

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2014.

9. OPERATING LEASE COMMITMENTS

The Company has operating lease obligations for office space at its headquarters location and one branch office. Rent expense totaling $113,862 was charged to operations during the last fiscal year.

The future minimum payments required by the office lease agreements in effect at June 30, 2018 are as follows:

Year Ending June 30	Amount
2019	$ 96,240
2020	99,127
2021	58,824
Total minimum payments required	$ 254,191

10. RETIREMENT PLANS

The Company maintains a profit sharing and 401(k) retirement plan. All employees who meet certain age and length of service requirements are eligible to participate in the plan. Participants must work a minimum of 1,000 hours per year and become fully vested after six years of service. The plan allows employees to make elective deferrals and provides for discretionary contributions to be determined by the Board of Directors. A profit sharing contribution totaling $266,000 was accrued and charged to operations for the year ended June 30, 2018.

11. RELATED PARTY TRANSACTIONS

a. Officer and director accounts

At June 30, 2018, the amounts due to officers and directors consisted of cash balances in security accounts plus accrued compensation totaling $1,822,944. Amounts paid or received on these accounts occur in the normal course of business.

b. Subordinated borrowings

Six subordinated loan agreements totaling $650,000 are with current and former officers and directors of the Company (see note 7). Interest expense associated with the subordinated borrowings totaled $32,500 during the year ended June 30, 2018.

12. FAIR VALUE MEASUREMENT

FASB ASC 820 establishes a framework for measuring fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market.

Notes to Financial Statements – continued

The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Observable inputs other than quoted prices included in Level 1 which are observable for asset or liability either directly or indirectly. These inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Unobservable inputs for the asset or liability to the extent relevant observable inputs are not available, representing the Company's own assumption about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Trading Securities - Valued at the bid price reported in the active market in which the individual securities are traded.

Securities sold not yet purchased - Valued at the ask price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of June 30, 2018:

Assets	Level 1	Level 2	Level 3	Total
Trading securities	$ 141,781	$ --	$ --	$ 141,781
Totals	$ 141,781	$ --	$ --	$ 141,781
Liabilities				
Securities sold not yet purchased	$ --	$ --	$ --	$ --
Totals	$ --	$ --	$ --	$ --

16

13. **RISK MANAGEMENT**

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a daily basis.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates and equity prices. Management is responsible for reviewing trading positions, exposure limits, profits and losses, and trading strategies. In the normal course of business, the Company purchases, and makes markets in non-investment grade securities. These activities expose the Company to a higher degree of market risk than is associated with investing or trading in investment grade instruments.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

Credit Risk

The Company's transactions with customers and other broker dealers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers or contra brokers is impacted by volatile or illiquid trading markets. Should either the customers or other broker dealers fail to perform, the Company may be required to complete the transactions at prevailing market prices. The Company manages credit risk by monitoring net exposure to individual counterparties on a regular basis. Historically, reserve requirements arising from instruments with off-balance-sheet risk have not been material.

Receivables and payables with clearing and other broker dealers are generally collateralized by cash deposits. Additional cash deposits are requested when considered necessary by the clearing organization or contra broker dealer.

Customer transactions are primarily entered in cash accounts. The Company no longer maintains customer margin accounts. Therefore, the Company has no exposure to the credit and market risks associated with margin accounts.

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Concentration of Credit Risk

The Company's cash is deposited at one financial institution. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. At June 30, 2018 the Company had approximately $6,400,445 in excess of the FDIC limit.

14. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. Under the alternative method permitted by this rule, net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. Also, the Company has a minimum requirement based upon the number of securities' markets that the Company maintains. At June 30, 2018 the Company's net capital was $3,570,053 which was $3,320,053 in excess of the minimum required.

15. COMMITMENTS AND CONTINGENCIES

On February 27, 2018, an extended hearing panel of the Department of Enforcement of the Financial Industry Regulatory Authority, Inc., Office of Hearing Officers, issued its decision ordering fines aggregating $1.47 million for violations of the applicable short sales and anti-money laundering rules. Pursuant to FINRA Rules, the Company's timely appeal of the decision to the National Adjudicatory Council (NAC) deferred the effectiveness of the findings and sanctions. The Company has not booked this liability because the timely appeal of the decision delays the sanctions' effectiveness, and based on a review of this proceeding and the nature of NAC reviews generally, the Company believes that the final amount is not now reasonably estimable and probable.

16. SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 28, 2018, the date which the financial statements were available to be issued, and has determined there are no subsequent events to be reported.

WILSON-DAVIS & COMPANY, INC.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED

JUNE 30, 2018

Total stockholders' equity		$ 3,301,379
Deduct: equity not allowable for net capital		--
Add: allowance for doubtful accounts		25,000
Total stockholders' equity qualified for net capital		3,326,379
Liabilities subordinated to claims of general creditors allowable in computation of net capital		650,000
Total capital and allowable subordinated liabilities		3,976,379
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition	$ 380,706	
Aged fails-to-deliver	7,148	
Aged fails-to-receive	167	
Total deductions and/or charges		388,021
Net capital before haircuts on securities positions		3,588,358
Haircuts on securities:		
Trading and investment securities:		
Stocks and warrants	18,305	
Money market funds	--	
Undue concentration	--	
Total haircuts		18,305
Net capital		$ 3,570,053

See reconciliation to respondent's unaudited computation on page 20.

Net capital per respondent's unaudited computation	$ 3,570,053
Net adjustments to stockholders' equity	--
(Increase) in non-allowable assets	--
(Increase) in aged fails to deliver and receive	--
(Increase) in securities haircuts	--
Net capital per audit	$ 3,570,053

WILSON-DAVIS & COMPANY, INC.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
AS OF JUNE 30, 2018

CREDIT BALANCES

Free credit balances and other credit balances in customers' security accounts	$ 16,784,600	
Customers' securities failed to receive	24,000	
Credit balances in firm accounts which are attributable to principal sales to customers	--	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	--	
TOTAL CREDITS		**$ 16,808,600**

DEBIT BALANCES

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	202,199	
Failed to deliver of customers' securities not older than 30 calendar days	18,000	
Aggregate debit items		220,199
Less 3% (for alternative method only – see Rule 15c3-1 (f)(5)(i)		(6,606)
TOTAL DEBITS		**213,593**

RESERVE COMPUTATION

Excess of total debits over total credits	--
Excess of total credits over total debits	16,595,007
Amount held on deposit in "Reserve Bank Account(s)", at end of reporting period	15,100,000
Amount of deposit (or withdrawal)	1,700,000
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal	$ 16,800,000
Date of deposit or withdrawal	07/02/18

See reconciliation to respondent's unaudited computation on page 22.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE IV
RECONCILIATION OF COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2018

	Debits	Credits
Totals per respondent's unaudited computation	$ 213,593	$ 16,808,600
Increase in unconfirmed securities at transfer in excess of 40 days	--	--
(Decrease) in principal shorts to customers	--	--
Increase (decrease) in customer accounts	--	--
Increase in customer securities failed to deliver/receive	--	--
(Increase) in 3% of debit items (alternative method)	--	--
Totals per audit	$ 213,593	$ 16,808,600

Note: The Company computes the determination of reserve requirements under Rule 15c3-3 on a settlement date basis.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE V
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF JUNE 30, 2018

State the market valuation and the number of items of:

Customers' fully paid securities and excess margin securities not in
the respondent's possession or control as of the report date (for which
instructions to reduce to possession or control had been issued as of the
report date) but for which the required action was not taken by respondent
within the time frames specified under Rule 15c3-3. $ 0

Number of items   0

The system and procedures utilized in complying with the requirement to
maintain physical possession or control of customers' fully paid and excess
margin securities have been tested and are functioning in a manner adequate
to fulfill the requirements of Rule 15c3-3.   Yes   X   No



**Haynie &
Company**

Certified Public Accountants   (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800   Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Wilson-Davis & Company, Inc.

We have examined Wilson-Davis & Company, Inc.'s statements, included in the accompanying Compliance Report, that *(a)* Wilson-Davis & Company, Inc.'s internal control over compliance was effective during the most recent fiscal year ended June 30, 2018; *(b)* Wilson-Davis & Company, Inc.'s internal control over compliance was effective as of June 30, 2018; *(c)* Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2018; and *(d)* the information used to state that Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Wilson-Davis & Company, Inc.'s books and records. Wilson-Davis & Company, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Wilson-Davis & Company, Inc. with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340, *Customer Account Statements*, of The Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of Wilson-Davis & Company, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Wilson-Davis & Company, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Wilson-Davis & Company, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended June 30, 2018; Wilson-Davis & Company, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2018; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2018 was derived from Wilson-Davis & Company, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Wilson-Davis & Company, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Wilson-Davis & Company, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

PrimeGlobal

An Association of
Independent Accounting Firms

1785 West Printers Row
Salt Lake City, Utah 84119
(801) 972-4800

5974 South Fashion Pointe Dr., Suite 120
South Ogden, Utah 84403
(801) 479-4800

1221 West Mineral Avenue, Suite 202
Littleton, Colorado 80120-4544
(303) 734-4800

873 North Cleveland Avenue
Loveland, Colorado 80537
(303) 577-4800

2702 N Loop 1604 East, Suite 202
San Antonio, Texas 78232
(210) 979-0055

In our opinion, Wilson-Davis & Company, Inc.'s statements referred to above are fairly stated, in all material respects.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
August 28, 2018

COMPLIANCE REPORT

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Wilson-Davis & Company, Inc. hereby states to the best of our knowledge and belief:

a. Wilson-Davis & Company, Inc. has established and maintained internal control over compliance, as defined in Rule 17a-5.

b. Wilson-Davis & Company, Inc.'s internal control over compliance was effective during the most recent fiscal year ended June 30, 2018.

c. Wilson-Davis & Company, Inc.'s internal control over compliance was effective as of June 30, 2018.

d. Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2018.

e. The information used to state that Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Wilson-Davis & Company, Inc.'s books and records.

f.   Statements are sent to customers in accordance with FINRA Rule 2340 (formerly NASD Rule 2340).

Lyle W. Davis
Chairman/Treasurer
Wilson-Davis & Company
August 28, 2018



Haynie &
Company

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
Wilson-Davis & Company, Inc.
236 South Main Street
Salt Lake City, Utah 84101

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities
Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC)
Series 600 Rules, which are enumerated below, and were agreed to by Wilson-Davis &
Company, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in
evaluating the Company's compliance with the applicable instructions of the General
Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2018.
Management of the Company is responsible for its Form SIPC-7 and for its compliance
with those requirements. This agreed-upon procedures engagement was conducted in
accordance with the standards of the Public Company Accounting Oversight Board
(United States) and in accordance with attestation standards established by the American
Institute of Certified Public Accountants. The sufficiency of these procedures is solely
the responsibility of those parties specified in this report. Consequently, we make no
representation regarding the sufficiency of the procedures described below either for the
purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash
   disbursement records entries (check copies) noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report
   Form X-17A-5 Part III for the year ended June 30, 2018, with the Total Revenue
   amounts reported in Form SIPC-7 for the year ended June 30, 2018 noting no
   differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules
   and working papers noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-
   7 and in the related schedules and working papers supporting the adjustments
   noting no differences;

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company
Salt Lake City, Utah
August 28, 2018

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 6/30/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 14299   FINRA   JUN
> WILSON DAVIS & CO INC
> PO BOX 11587
> SALT LAKE CITY, UT 84147-0587

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lyle Davis   801 532 1313

2. A. General Assessment (item 2e from page 2) $ _____15,515_____

   B. Less payment made with SIPC-6 filed (exclude interest)   (_____6,213_____)

      01/26/2018
      _____
      Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____9,302_____

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____9,302_____

   G. PAYMENT: √ the box
      Check mailed to P.O. Box ■   Funds Wired ☐
      Total (must be same as F above) $ __9,302_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WILSON-DAVIS & CO INC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 24 day of August, 2018.

CHAIRMAN
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2017
and ending 6/30/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 10,408,646

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.   32,191

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business.
   (See Instruction C):

      (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
       Code 4075 plus line 2b(4) above) but not in excess
       of total interest and dividend income. $ 33,008

     (ii) 40% of margin interest earned on customers securities
       accounts (40% of FOCUS line 5, Code 3960). $

       Enter the greater of line (i) or (ii)   33,008

       Total deductions   65,199

2d. SIPC Net Operating Revenues $ 10,343,447

2e. General Assessment @ .0015 $ 15,515

                                         (to page 1, line 2.A.)